Mail Stop 4561
                                                            August 22, 2018


Alex Mardikian
Chief Executive Officer
OBITX, Inc.
4720 Salisbury Road
Jacksonville, FL 32256

       Re:    OBITX, Inc.
              Amendment No. 3 to Registration Statement on Form S-1 Filed July 17, 2018
              File No. 333-222978

Dear Mr. Mardikian:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 20, 2018 letter.

General

1. We note your response to prior comment 1. Please file your agreements with
       ICOMethod, LLC, a related party, as an exhibit to the registration statement pursuant to
       Item 601(b)(10) of Regulation S-K.

2. Your response to prior comment 2 indicates that it is your "inevitable intent" to accept digital assets as compensation for services rendered. Please also disclose whether you plan to hold digital assets for investment.

3. You disclose that you purchased 25 digital currency ATMs in December 2017 and that you accepted 10 digital currency ATMs from KrypNetwork in exchange for payment of an account receivable in May 2018. Further, we note the statement in mCig's January 17,
 Alex Mardikian
OBITX, Inc.
August 22, 2018
Page 2

       2018 press release that you have "made plans to deploy" these ATMs and that such activity will bring "additional revenues and profits." Please describe the nature, design, and status of these ATMs as well as how you will generate revenue from them. In this regard, you should identify the digital assets that may be purchased or sold on these
       ATMs. Also, disclose whether you will provide custodial services and whether this business will be subject to federal and state regulations that apply to money transmitters.
       Refer to Item 101(h)(4) of Regulation S-K. File any agreements with KrypNetwork as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Finally, provide us with a detailed explanation as to why you believe this business does not involve activities that may require you to register as a broker under Section 15(b) of the Exchange Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Results, page 47

4. Please revise the Net Income amount disclosed on page 48 of $690,533 as it does not agree to your actual net income of $688,735.

Notes to Financial Statements for the fiscal year ended January 31, 2018

Note 4. Property, Plant and Equipment, page F-11

Note 10. Warrants, page F-14

5. Please revise to disclose the accounting treatment for your newly issued warrants. Refer to guidance in ASC 505-10-50-3.

Notes to Financial Statements for the quarter ended April 30, 2018

Note 1. Organization and Basis of Presentation

Revenue Recognition Policies, page F-18

6. We note your statement on page F-10 that you adopted ASU 2014-09 during fiscal year
       2017. However, we also note in your Form S-1 Amendment filed on March 23, 2018 that you intended to adopt ASC 606 effective February 1, 2018 (first quarter of fiscal year
       2019). It does not appear your disclosures herein comply with the guidance in ASC 606.
       Please revise to clarify when you adopted this standard, and include all disclosures required by ASC 606. Further, revise the statement on page F-10 that ASU 2015-08 relates to recognition from contracts with customers, as that ASU pertains to business combinations.
 Alex Mardikian
OBITX, Inc.
August 22, 2018
Page 3

        You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Craig Wilson,
Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, me at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-
3735.

                                                           Sincerely,

                                                           /s/ Jan Woo

                                                           Jan Woo
                                                           Legal Branch Chief
                                                           Office of
Information
                                                           Technologies and
Services

cc:    Thomas G. Amon
       Law Office of Thomas G. Amon